Exhibit 99.1

ABN 82 010 975 612 PO Box 2403 Toowong Queensland 4066 Australia Telephone: + 61 7 3842 3333 Facsimile: + 61 7 3720 9624 www.progen-pharma.com

PROGEN RECEIVES NASDAQ NOTICE REGARDING BOARD COMPOSITION

Brisbane, Australia, Wednesday, 22 April 2009: Progen Pharmaceuticals Limited (ASX: PGL; Nasdaq: PGLA; the “Company”) has received a letter dated 17th April 2009 from the Nasdaq Stock Market, notifying the Company that it no longer meets the independent director, audit and compensation committee requirements for continued listing on The Nasdaq Stock Market under Rules 5605(b)(1)(1), 5605(c)(2)(A)(2) and 5605(d)(2)(3) (the “Rules”), and requiring that the receipt of the letter be announced.

The letter also requires the Company to provide the Nasdaq, by 4 May 2009, with the Company’s specific plan and timetable to achieve compliance with the rules. The Company will provide Nasdaq with a plan for meeting the above-referenced Nasdaq listing rules within that timeframe.

This letter only applies to the Company’s shares trading on The Nasdaq Capital Market and not the Company’s shares trading on the Australian Securities Exchange, the Company’s home exchange. Approximately 5.03 million of Progen’s total issued capital of 60.55 million shares (8.3% of total issued capital) trade on The Nasdaq Capital Market.

This situation developed as a result of the removal from the Board of the four independent directors Mal Eutick, John Lee, Patrick Burns and Robert Williamson during the 27th of March 2009 General Meeting of Progen shareholders, as reported by the Company at the time. Before the end of the Company’s current fiscal year, which ends on the 30th of June 2009, Progen intends to expand the board with independent directors and appoint an independent Chairman.

About Progen

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialisation of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. Progen targets the multiple mechanisms of cancer across its three technology platforms of angiogenesis, epigenetics and cell proliferation. Progen has operations in Australia and the United States of America. www.progen-pharma.com

For more information:	T Justus Homburg
Chief Executive Officer
+61 7 3842 3333

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of P1-88, PG11047, PG545, PG562, PG11122, PG11144 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.

(1)     Rule 5605(b)(1) requires each Company to maintain a majority of the board of directors comprised of independent directors.

(2)     Rule 5605(c)(2)(A) provides, in part, that each Company have an audit committee composed of at least three independent directors.

(3)     Rule 5605(d)(2) provides, in part, that compensation of all other executive officers must be determined, or recommended to the Board for determination, either by independent directors constituting a majority of the Board’s independent directors in a vote in which only independent directors participate; or a compensation committee comprised solely of independent directors.